                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 3
                                      TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D*


                                   UNDER THE


                        SECURITIES EXCHANGE ACT OF 1934

                         SEDA SPECIALTY PACKAGING CORP.
                           (Name of Subject Company)

                        SEAWOLF ACQUISITION CORPORATION
                                      AND
                              CCL INDUSTRIES INC.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   81517R10
                     (CUSIP Number of Class of Securities)

                             Mr. Wayne M.E. McLeod
                     President and Chief Executive Officer
                              CCL Industries Inc.
                             105 Gordon Baker Road
                              Willowdale, Ontario
                                Canada, M2H 3P8
                                 (416) 756-8500
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                  COPIES TO:

         ALBERT GNAT, ESQ.                     BRIAN HOFFMANN, ESQ.
        AND GEOFREY MYERS                   McDERMOTT, WILL & EMERY
          LANG MICHENER                        50 ROCKEFELLER PLAZA
            BCE PLACE                              11TH FLOOR
    181 BAY STREET, SUITE 2500            NEW YORK, NEW YORK 10020-1605
 TORONTO, ONTARIO, CANADA M5J 2T7                 (212) 547-5400
         (416) 360-8600


                           CALCULATION OF FILING FEE

 TRANSACTION VALUATION                                   AMOUNT OF FILING FEE
     $152,681,346**                                            $30,537

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $30,537
                       ---------------------------------------------------------
Form or Registration No.: Schedule 14D-1 and Schedule 13D
                         -------------------------------------------------------
Filing Party: Seawolf Acquisition Corporation and CCL Industries Inc.
             -------------------------------------------------------------------
Date Filed: 6-23-97
           ---------------------------------------------------------------------
* NOTE: This Amendment No. 3 also constitutes Amendment No. 3 to Schedule 13D of CCL Industries Inc. and Seawolf Acquisition Corporation filed with respect to the shares of Common Stock, $0.001 par value per share, of Seda Specialty Packaging Corp., beneficially owned by CCL Industries Inc. and Seawolf Acquisition Corporation on June 23, 1997.

**NOTE: For the purpose of calculating the filing fee only. This amount assumes the purchase of 5,264,874 shares of Common Stock ("Shares") of Seda Specialty Packaging Corp. (the "Company") at $29.00 in cash per Share. Specifically, based on representations made by the Company, as of June 16, 1997, 5,264,874 Shares were outstanding.

CUSIP NO. 81517R10

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Seawolf Acquisition Corporation (EIN #98-0170583)

2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) /X/
                                                                         (b) / /

3    SEC Use Only

4    Source of Funds (See Instructions)
          AF; BK

5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to    / /
     Items 2(e) or 2(f)

6    Citizenship or Place of Organization
          Delaware

7    Aggregate Amount Beneficially Owned by Each Reporting Person
          5,239,970

8    Check if the Aggregate Amount in Row (7) Excludes Certain Shares        / /
     (See Instructions)

9    Percent of Class Represented by Amount in Row (7)
          99%

10   Type of Reporting Person (See Instructions)
          CO

CUSIP NO. 81517R10

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          CCL Industries Inc. (EIN #980126400)

2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) /X/
                                                                         (b) / /
3    SEC Use Only

4    Source of Funds (See Instructions)
     BK

5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to    / /
     Items 2(e) or 2(f)

6    Citizenship or Place of Organization
          Canada

7    Aggregate Amount Beneficially Owned by Each Reporting Person
          5,239,970

8    Check if the Aggregate Amount in Row (7) Excludes Certain Shares        / /
     (See Instructions)

9    Percent of Class Represented by Amount in Row (7)
          99%

10   Type of Reporting Person (See Instructions)
          CO

                              AMENDMENT NO. 3 TO
                        SCHEDULE 14D-1 AND SCHEDULE 13D

     This Amendment No. 3 ("Amendment No. 3") to Schedule 14D-1 and Schedule 13D amends and supplements Schedule 14D-1 and Schedule 13D filed with the Securities and Exchange Commission on June 23, 1997, and amended on June 27, 1997 and July 3, 1997, on behalf of Seawolf Acquisition Corporation and CCL Industries Inc.

     On July 21, 1997 at midnight, New York city time, the tender offer for common shares of SEDA Specialty Packaging Corp. was consummated. Seawolf Acquisition Corporation acquired approximately 4,717,992 shares, or roughly 89%, of SEDA Specialty Packaging Corp. pursuant to the offer, plus an additional 4,265 shares subject to guarantees of delivery.

     In addition, CCL Industries Inc. has an option to acquire approximately 10% of the outstanding common stock of SEDA Specialty Packaging Corp. from a principal stockholder. Upon exercise of such option, CCL Industries Inc. will own over 90% of the shares of SEDA Specialty Packaging Corp., and, accordingly, plans to complete a short-form merger to acquire the remainder of SEDA Specialty Packaging Corp. CCL Industries Inc. intends to exercise the option and initiate the short-form merger later this week.

Item 2. IDENTITY AND BACKGROUND.

     To facilitate the acquisition of SEDA Specialty Packaging Corp. by CCL Industries Inc. and Seawolf Acquisition Corporation and to provide for more efficient long term planning of CCL Industries Inc., a new holding company has been formed. Seawolf Holding Corporation, a Delaware corporation and indirect wholly owned subsidiary of CCL Industries Inc., was formed on July 18, 1997. Seawolf Holding Corporation holds 100% of the authorized shares of Seawolf Acquisition Corporation. Upon exercise of an option held by a former principal stockholder of SEDA Specialty Packaging Corp., such former principal stockholder will acquire all of the shares of a special class of participating exchangeable common stock of Seawolf Acquisition Corporation, which shares shall constitute 10% of the outstanding and issued shares of Seawolf Acquisition Corporation.

     Item 11. MATERIAL TO BE FILED AS EXHIBITS.

              (a)(12) Joint Press Release issued on July 22, 1997

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

July 23, 1997

                                           SEAWOLF ACQUISITION CORPORATION

                                           By: /s/ Meldon H. Snider
                                              ---------------------------------
                                               Meldon H. Snider, Vice President



                                           CCL INDUSTRIES INC.

                                           By: /s/ Meldon H. Snider
                                              ---------------------------------
                                               Meldon H. Snider, Vice President

                                 EXHIBIT INDEX


 EXHIBIT                 PAGE IN SEQUENTIAL
   NO.                    NUMBERING SYSTEM
---------                 ----------------

(a)(1)    Form of Offer to Purchase dated June 23, 1997.
(a)(2)    Form of Letter of Transmittal.
(a)(3)    Form of Notice of Guaranteed Delivery.
(a)(4) Form of Letter from The Beacon Group Capital Services, L.L.C. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)    Form of Tombstone Advertisement dated June 23, 1997.
(a)(8)    Joint Press Release issued on June 17, 1997.
(a)(9)    Press Release issued by the Parent on June 23, 1997.
(a)(10) Notification to Seda Specialty Packaging Corp. stockholders regarding correction of Information Agent telephone number.
(a)(11)   Joint Press Release issued on July 3, 1997
(a)(12)*  Joint Press Release issued on July 22, 1997
(b)(1) Letter Agreement, dated June 16, 1997, between the Bank (as defined in the Offer to Purchase) and the Parent (tender offer facility commitment letter).
(c)(1) Agreement and Plan of Merger and Reorganization, dated as of June 16, 1997, among the Parent, the Purchaser and the Company.
(c)(2) Letter Agreement, dated June 16, 1997, among Shapour Sedaghat, Parvindokht Sedaghat, the Sedaghat Remainder Uni Trust, Shahrokh Sedaghat, the Purchaser and the Parent (the Tender Agreement).
(c)(3) Memorandum of Agreement, dated as of June 16, 1997, among Shahrokh Sedaghat, Parent and Company (the The Sedaghat Employment Agreement).
(c)(4) Option Agreement, dated as of June 16, 1997, between Shahrokh Sedaghat and the Parent.
(c)(5) Incentive Option Agreement, dated as of June 16, 1997, between Shahrokh Sedaghat and the Parent.
(c)(6) Qualification and Listing of Shares Agreement, dated June 16, 1997, between the Parent and Shahrokh Sedaghat.
(d)       None.
(e)       Not applicable.
(f)       None.
(g)(1) Financial Statements of the Parent for years ended December 31, 1996 and 1995.
(g)(2)    Financial Statements of the Parent for three months ended March 31,
          1997.
--------------
* Filed herewith